EXHIBIT 12

OHIO POWER COMPANY CONSOLIDATED
Computation of Consolidated Ratios of Earnings to Fixed Charges
(in thousands except ratio data)

						Twelve	Three
						Months	Months
	Year Ended December 31,					Ended	Ended
	2005	2006	2007	2008	2009	3/31/2010	3/31/2010
EARNINGS
Income Before Income Taxes	$378,185	$349,758	$419,771	$347,077	$475,089	$513,676	$147,678
Fixed Charges (as below)	122,763	146,226	171,171	209,339	174,188	169,500	43,569
Total Earnings	$500,948	$495,984	$590,942	$556,416	$649,277	$683,176	$191,247

FIXED CHARGES
Interest Expense	$100,564	$94,293	$124,730	$173,870	$152,950	$154,244	$39,975
Credit for Allowance for Borrowed Funds Used During Construction	16,399	42,733	36,641	25,269	10,538	4,556	919
Estimated Interest Element in Lease Rentals	5,800	9,200	9,800	10,200	10,700	10,700	2,675
Total Fixed Charges	$122,763	$146,226	$171,171	$209,339	$174,188	$169,500	$43,569

Ratio of Earnings to Fixed Charges	4.08	3.39	3.45	2.65	3.72	4.03	4.38